

08026604

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEC FILE NUMBER
8- 26486

FACING PAGE   FEB 2 7 2008

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington,
110

REPORT FOR THE PERIOD BEGINNING___01/01/2007___ AND ENDING___12/31/2007___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS INVESTMENTS

OFFICIAL USE ONLY
010111
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3120 Breckinridge Blvd.

(No. and Street)

Duluth,   GA   30099

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jimmie Barnhill___   ___770-564-6251___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG, LLP___

(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E., Suite 2000 Atlanta, GA   30308

(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 0 7 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/6/08

OATH OR AFFIRMATION

I, __Jimmie Barnhill__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PFS Investments, Inc.__ , as
of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
JUDY L. DAVIS
Notary Public, Georgia
WALTON COUNTY
My Commission Expires
December 11, 2010

_____
Signature

__Vice President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PFS Investments Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles in the United States of America.

As discussed in Note 1 to the financial statement, in 2007 the Company changed its method of accounting for uncertainty in income taxes.

KPMG LLP

Atlanta, Georgia
February 27, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	40,726,348
Restricted cash (note 8)		591,488
Securities owned, at fair value (note 2)		26,209,131
Accounts receivable from representatives		1,402,527
Receivables from affiliates (note 6)		1,272,989
Other receivables		5,145,151
Contract buyout, less accumulated amortization of $10,755,365 (note 6)		9,894,936
Accrued interest income		207,888
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $974,339		60,704
Distribution costs		32,735,029
Other assets		1,427,666
Total assets	$	119,673,857

Liabilities and Stockholder's Equity

Unpresented checks	$	2,518,692
Commissions payable to representatives		3,414,899
Payables to affiliates (note 6)		4,551,388
Income taxes payable to Parent		13,344,710
Deferred income taxes (note 3)		8,156,916
Accounts payable and accrued expenses		8,575,224
Other liabilities		874,396
Total liabilities		41,436,225
Stockholder's equity (note 4):		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 25,500 shares		2,550
Additional paid-in capital		67,854,023
Retained earnings		10,381,059
Total stockholder's equity		78,237,632
Contingencies (note 7)		
Total liabilities and stockholder's equity	$	119,673,857

See accompanying notes to financial statements.

(1)   Summary of Significant Accounting Policies

(a)   *General Information*

PFS Investments Inc. (the Company) is a wholly owned subsidiary of Primerica Finance Corporation, a wholly owned indirect subsidiary of Citigroup Inc. (the Parent). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is an introducing broker-dealer, under the laws governed by the National Association of Securities Dealers (NASD), for 36 mutual fund families with which it has selling agreements. Under these selling agreements, the Company receives dealer reallowances and 12b-1 trailer fees, and in turn, pays commissions on these fees to approximately 18,700 registered representatives. The Company has been approved by the Internal Revenue Service under applicable tax code provisions to act as a nominee custodian solely for federal income tax purposes for certain funds managed by Legg Mason, Inc., Van Kampen, Pioneer Funds, and AIM. The Company receives annual custodial fees in this capacity.

Effective December 1, 2005, the Company entered into a selling agreement with Legg Mason Investor Services, LLC (LMIS), which is the underwriter for the Legg Mason Partners Funds. Under this agreement, the Company receives underwriter concessions and 12b-1 distribution fees through May 31, 2008. The Company anticipates that it will no longer receive the underwriter concessions starting on June 1, 2008.

(b)   *Securities Transactions*

Securities transactions are recorded on a trade date basis. Such securities primarily consist of bonds which are carried at fair value.

(c)   *Cash Equivalents*

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2007 include commercial paper and U. S. Treasury bills totaling $19,704,142.

(d)   *Depreciation and Amortization*

Depreciation of furniture and equipment is provided for over the estimated useful lives of the respective assets using the straight-line method. The cost of leasehold improvements is amortized on a straight-line basis over 60 months or shorter. Maintenance and repairs which do not significantly extend the useful life of the related asset are expensed as incurred.

(e)   *Income Taxes*

The Company accounts for income taxes using the asset and liability method prescribed by SFAS No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company's income is included in the consolidated income tax returns of the Parent. The Parent allocates to the Company's tax expense which is derived from inclusion of the Company's earnings in such consolidated income tax returns.

(f)   *Accounts Receivable from Representatives*

The Company advances commissions to individual agents on certain sales. Such advances are reduced as commissions are earned. Accounts receivable from representatives are amounts due from agents for these advances, as well as licensing and commission reversals. Losses from such receivables are indemnified by other agents.

(g)   *Distribution Costs*

Distribution costs receivable represent commissions paid to agents for sales of Class B mutual fund shares managed by LMIS. Distribution costs receivable are amortized over the same period as recovered. These costs are recovered over 96 months through various fees charged to the mutual fund shareholders. The Company periodically reviews this asset for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

(h)   *Contract Buyout*

Effective July 1, 1995, a $20,650,301 lump sum was paid to Management Financial Services, Inc. in connection with the termination of its agreement. The amortization of this contract buyout is calculated on a straight-line basis over 24 years, which represents the life of the noncompete agreement.

(i)   *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j)   *Fair Value of Financial Instruments*

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and cash equivalents, accounts receivable, affiliate receivables, and accounts payable and accrued expenses are reflected in the statement of financial condition at historical cost, which management believes approximates fair value because of the short-term maturity of these instruments. Investments in bonds are carried at fair value.

(k) Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company adopted FIN 48 effective January 1, 2007.

(l) Accounting Changes Issued but Not Currently Effective

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159) which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to be material to its financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, for financial assets and liabilities as well as nonfinancial assets and liabilities which are remeasured at least annually. Upon adoption, the Company does not expect a material impact to its statement of financial condition.

(2) Securities Owned

Securities owned are summarized as follows:

	Fair value
Bonds, at fair value	$ 26,209,131

(Continued)

(3) Income Taxes

The tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 2007 are presented below:

Deferred tax assets:		
State income taxes	$	4,154,028
Accrued expenses		2,335,386
Other		1,243,956
Total deferred tax assets		7,733,370
Deferred tax liabilities:		
Distribution costs		(11,952,999)
Intangible assets		(3,613,077)
Other		(324,210)
Total deferred tax liabilities		(15,890,286)
Net deferred tax liability	$	(8,156,916)

There was no deferred tax asset valuation allowance at December 31, 2007. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company's FIN 48 unrecognized tax benefits at December 31, 2007 was $11,358,065.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is $93,205.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2003 through 2006 for federal tax purposes and for the years ended December 31, 2001 through 2006 for state tax purposes, primarily Georgia.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined, not exceed 15-to-1. At December 31, 2007, the Company had net capital of $ 24,929,527, which was $ 22,197,556 in excess of its required net capital of $ 2,731,971. The Company's aggregate indebtedness to net capital ratio was 1.64-to-1.

(Continued)

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2007, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

Effective July 1, 1995, the Company terminated its agreement with Management Financial Services, Inc. (MFS) (formerly A. L. Williams & Associates, Inc.), owned by a former company officer, by paying a lump sum of $20,650,301. Prior to July 1, 1995, the Company was obligated to pay an amount equal to 5.25% of commissions received by the Company. The lump-sum contract buyout is being amortized straight-line over a period of 24 years. Provisions of the buy-out provide for a noncompete agreement to continue through July 1, 2019.

The Company purchases computer services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company (PLIC). The Company owes PLIC $2,361,773 for these services and allocated expenses as of December 31, 2007. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which payroll expenses are paid by PLIC and reimbursed by the Company. As of December 31, 2007, the Company has a payable of $672,505 for payroll expenses. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company purchases a portion of its fidelity bond coverage from affiliates. The current coverage is effective from April 28, 2007 through April 27, 2008.

The Company has an arrangement in which the Company receives cash on behalf of Primerica Financial Services, Inc., an affiliate, relating to commission income and pays all related expenses for the sales of variable annuities, thereby remitting the net to Primerica Financial Services, Inc. The Company owes Primerica Financial Services, Inc. $1,516,325 at December 31, 2007. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which the Company receives and disburses cash on behalf of Primerica Financial Services Home Mortgages, Inc. (HMI). HMI owes the Company $39,198 at December 31, 2007. The Company receives a management fee relating to certain shared general and administrative expenses allocated to HMI. HMI owes the Company $69,692 for management fees at December 31, 2007. The net amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which Primerica Shareholder Services (PSS) disburses cash on behalf of the Company. The Company owes PSS $205,442 at December 31, 2007. The Company receives a management fee relating to certain shared general and administrative expenses allocated to PSS. PSS owes the Company $1,241,915 for these services and allocated expenses as of December 31, 2007. The total

receivable from PSS of $1,036,473 is included in receivables from affiliates in the accompanying statement of financial condition.

The Company owes an amount of $785 in miscellaneous payables to affiliates as of December 31, 2007. This amount is included in payables to affiliates in the accompanying statement of financial condition. The Company has miscellaneous receivables of $134,606 from affiliates as of December 31, 2007. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

(7) **Contingencies**

The Company is subject to various legal proceeds and claims which arise in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the Company's financial position.

(8) **Restricted Cash**

To more efficiently serve its customers, the Company holds customer checks that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer checks up to 72 hours and places an amount equal to 105% of the amount of the customers' checks held into a separate bank account for the exclusive benefit of customers. At December 31, 2007, the total amount of cash held in this separate account was $591,488 and is included in restricted cash in the accompanying statement of financial condition.

(Continued)

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Notes to Financial Condition
December 31, 2007

(9) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by the FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate, and therefore, are not included in the accompanying statement of financial condition of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

	Form X-17A-5 Part II	Variable annuity adjustments	Accompanying statement of financial condition
Total ownership equity (including adjustments)	$ 395,112,454	(316,874,822)	78,237,632
Nonallowable assets	(367,598,404)	315,451,513	(52,146,891)
Haircuts on securities	(1,161,214)	—	(1,161,214)
Net capital	$ 26,352,836	(1,423,309)	24,929,527



KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

The Board of Directors
PFS Investments Inc.:

In planning and performing our audit of the statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1   Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
February 27, 2008

